

July 26, 2013

Via E-mail
Laurie G. Hylton
Chief Financial Officer
Eaton Vance Corp.
Two International Place
Boston, Massachusetts 02110

      Re: Eaton Vance Corp.
             Form 10-K for Fiscal Year Ended October 31, 2012
             Filed December 21, 2012
             File No. 001-08100

Dear Ms. Hylton:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Laura Crotty for

                            Suzanne Hayes
                            Assistant Director